FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated April 25, 2024

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 25 April, 2024

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 25 April 2024
Q1 2024 Trading Statement

Exhibit 99

Unilever Trading Statement - First Quarter 2024
Improved volume growth led by Power Brands

	First Quarter 2024
(unaudited)	USG	Turnover	vs 2023
Unilever	4.4%	€15.0bn	1.4%
Beauty & Wellbeing	7.4%	€3.2bn	3.1%
Personal Care	4.8%	€3.4bn	0.4%
Home Care	3.1%	€3.2bn	0.6%
Nutrition	3.7%	€3.4bn	1.1%
Ice Cream	2.3%	€1.8bn	2.7%

First Quarter highlights

●     Underlying sales growth of 4.4%, with volume growth increasing to 2.2%
●     All five Business Groups reporting underlying sales growth, led by Beauty & Wellbeing
●     Turnover increased 1.4% to €15.0 billion with (2.0)% impact from currency and (0.9)% from net disposals
●     Power Brands (75% of turnover) leading growth with 6.1% USG, driven by a 3.8% increase in volume
●     Announced separation of Ice Cream and launch of major productivity programme to accelerate the Growth Action Plan
●     2024 outlook unchanged with underlying sales growth of 3% to 5% and a modest improvement in underlying operating margin

Chief Executive Officer statement

"Unilever delivered improved volume growth in the first quarter. This was driven by our Power Brands which saw underlying sales growth of 6.1%, with strong performances from Dove, Knorr, Rexona and Sunsilk.

We are implementing the Growth Action Plan at speed, focused on three clear priorities: delivering higher-quality growth, creating a simpler and more productive business, and embedding a strong performance focus. This is underpinned by our commitment to do fewer things, better and with greater impact.

In March, we announced the separation of Ice Cream and the launch of a comprehensive productivity programme. These actions will drive focus, faster growth and reduce costs. Dedicated project teams are progressing the work at pace.

Unilever's transformation is at an early stage, but we have increasing confidence in our ability to deliver sustained volume growth and positive mix as we accelerate gross margin expansion."

Hein Schumacher

Outlook

Our 2024 guidance is unchanged. We expect underlying sales growth (USG) for 2024 to be within our multi-year range of 3% to 5%, with an increasing contribution from volume growth.

We are confident of delivering a modest improvement in underlying operating margin for the full year, reflecting higher gross margin and increased investment behind our brands.

First Quarter Review: Unilever Group

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
First Quarter	€15.0bn	4.4%	2.2%	2.2%	0.4%	(1.3)%	(2.0)%	1.4%

Performance

Underlying sales growth in the quarter was 4.4%, with balanced volume and price growth. Underlying volume growth increased to 2.2% from 1.8% in Q4 2023, while underlying price growth of 2.2% moderated slightly from 2.8% in the previous quarter. The Power Brands continued to perform strongly with 6.1% underlying sales growth, underpinned by volume growth of 3.8%.

Beauty & Wellbeing grew underlying sales by 7.4%, with volume growth of 5.6% driven by continued double-digit growth from Health & Wellbeing and Prestige Beauty. Personal Care grew 4.8% with 1.4% from volume despite a particularly strong prior year comparator. Home Care underlying sales increased 3.1%, with 4.3% volume growth more than offsetting the negative price growth reflecting commodity cost driven deflation in some of our markets. Nutrition grew underlying sales by 3.7%, with volumes sequentially improving to (0.4)% from (1.1)% in Q4. Ice Cream grew 2.3%, led by price as volumes declined (0.9)%. As we move into the main ice cream season, Ice Cream's performance will be supported by the operational changes that have been made to drive improved productivity, product rationalisation and investment behind significant innovations.

Emerging markets grew underlying sales 5.4%, with 3.9% from volume. Latin America, Turkey and Africa continued their momentum from 2023 and delivered strong sales growth with positive volumes. Sales in China grew mid-single digit with good volumes, particularly in Unilever Food Solutions. South Asia growth was driven by volume, while input cost deflation led to further negative price growth in India. South East Asia was impacted by a sales decline in Indonesia, reflecting the continued, but less material, impact of some Indonesian consumers avoiding multinational brands in response to the geopolitical situation in the Middle East.

Underlying sales in developed markets grew 3.0%, with volumes almost flat at (0.3)%. North America delivered sales growth of 3.6%, with positive volume growth at 1.4% driven by continued strong performances of Health & Wellbeing and Prestige Beauty. In Europe, underlying sales growth was 4.0%, driven by price. Volume declined 1.5%, but sequentially improved with a return to volume growth in the United Kingdom, France and Eastern Europe, as price growth continued to moderate from the peak in Q2 2023.

Turnover was €15.0 billion, up 1.4% versus the prior year, including (2.0)% from currency and (0.9)% from disposals net of acquisitions.

Capital allocation

With our full year results in February 2024, we announced that the Board had approved a share buyback programme of up to €1.5 billion to be conducted during 2024, which we expect to commence in the second quarter. The quarterly interim dividend for the first quarter is maintained at €0.4268.

Conference Call

Following the release of this trading statement on 25 April 2024 at 7:00 AM (UK time), there will be a webcast at 8:00 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results.

A replay of the webcast and the slides of the presentation will be made available after the live meeting.

First Quarter Review: Business Groups

	First Quarter 2024
(unaudited)	Turnover	USG	UVG	UPG
Unilever	€15.0bn	4.4%	2.2%	2.2%
Beauty & Wellbeing	€3.2bn	7.4%	5.6%	1.7%
Personal Care	€3.4bn	4.8%	1.4%	3.4%
Home Care	€3.2bn	3.1%	4.3%	(1.1)%
Nutrition	€3.4bn	3.7%	(0.4)%	4.1%
Ice Cream	€1.8bn	2.3%	(0.9)%	3.2%

Beauty & Wellbeing (21% of Q1 Group turnover)

In Beauty & Wellbeing, we are focused on three key priorities that will drive the unmissable superiority of our brands: elevating our core Hair Care and Skin Care brands to increase premiumisation; fuelling the growth of Prestige Beauty and Health & Wellbeing with selective international expansion; and continuing to strengthen our beauty and wellbeing capabilities.

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
First Quarter	€3.2bn	7.4%	5.6%	1.7%	0.8%	(2.5)%	(2.3)%	3.1%

Beauty & Wellbeing underlying sales grew 7.4% with 5.6% from volume and 1.7% from price.

Hair Care delivered mid-single digit growth with positive volume and price. Dove grew high-single digit supported by the launch of Scalp+ Hair Therapy, which is clinically proven to create optimal scalp health and hair density. Clear, the world's best-selling shampoo for men, grew high-single digit helped by the continued rollout of our patented anti-dandruff shampoo. Sunsilk grew double-digit while TRESemmé grew high-single digit and continued to expand its ultra-gloss Lamellar Shine shampoos and conditioners to new markets.

Core Skin Care grew mid-single digit with good growth in India and the United States. This growth was partially offset by a low-single digit decline in North Asia driven by price. Vaseline grew double-digit with the successful rollout of Gluta Hya body care to new markets and the launch of new variants, including our Smooth and Glow range which offers the first body lotion with chemical exfoliation. Following the relaunch last year, Pond's face care continued its good momentum with high-single digit growth led by volume.

Health & Wellbeing delivered another quarter of double-digit growth with the expansion of Liquid IV in the United Kingdom and strong contributions from Olly and Nutrafol. In Q1, we extended Nutrafol into skin care with a physician-formulated daily supplement for women designed to address the root causes of acne. Prestige Beauty grew double-digit led by Tatcha, Hourglass and Living Proof.

Personal Care (23% of Q1 Group turnover)

In Personal Care, we are focused on winning with science-led brands that deliver unmissable superiority to our consumers across Deodorants, Skin Cleansing, and Oral Care. Our priorities include developing superior technology and multi-year innovation platforms, leveraging partnerships with our customers, and expanding into premium areas and digital channels.

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
First Quarter	€3.4bn	4.8%	1.4%	3.4%	-%	(2.7)%	(1.6)%	0.4%

Personal Care underlying sales grew 4.8% with 1.4% from volume and 3.4% from price.

Deodorants grew double-digit with high-single digit volume growth. Growth was led by strong performances in Europe and Latin America. Dove double-digit growth was helped by the US launch of Whole Body Deodorants with

72-hour odour control for full-body freshness. Rexona and Axe contributed strong growth with continued momentum of our multi-year platforms, 72-hour nonstop odour and sweat protection and our Fine Fragrance range.

Skin Cleansing was flat with low-single digit price offset by volume declines. Q1 growth was impacted by deflation in India and market challenges in Indonesia. Dove grew high-single digit with mid-single digit volume growth. In the United States, we launched a premium range of Dove Body Wash infused with clinically proven skin care serums including hyaluronic acid, collagen and vitamin C.

Oral Care continued to grow mid-single digit with positive volume and price, led by double-digit growth in Closeup.

Home Care (21% of Q1 Group turnover)

In Home Care, we focus on delivering for consumers who want superior products that are sustainable and great value. We drive growth through unmissable superiority in our biggest brands, in our key markets and across channels. We have a resilient business that spans price points and grows the market by premiumising and trading consumers up to additional benefits.

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
First Quarter	€3.2bn	3.1%	4.3%	(1.1)%	-%	-%	(2.5)%	0.6%

Home Care underlying sales grew 3.1% with 4.3% from volume and (1.1)% from price.

Fabric Cleaning grew low-single digit with mid-single digit volume and negative price. This was led by Europe which grew high-single digit, with a return to positive volume growth. India and Latin America grew volume, which was partially offset by price declines in our powders portfolio as a result of commodity deflation. OMO grew low-single digit with mid-single digit volume.

Home & Hygiene grew mid-single digit with mid-single digit volume and slightly positive price. Cif and Domestos grew double-digit with strong volume. Following the successful launch of Domestos Power Foam in the UK in 2023, we expanded the product to new markets and extended the range to include specialist solutions to remove limescale and provide long-lasting fragrance.

Nutrition (23% of Q1 Group turnover)

In Nutrition, our strategy is to deliver consistent, competitive growth by offering unmissably superior products through our biggest brands. We do this by reaching more consumers and focusing on top dishes and high consumption seasons to satisfy consumer's preferences on taste, health and sustainability; while delivering productivity and resilience in our supply chain.

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
First Quarter	€3.4bn	3.7%	(0.4)%	4.1%	-%	(0.5)%	(2.0)%	1.1%

Nutrition underlying sales grew 3.7% with 4.1% from price and (0.4)% from volume. Volume sequentially improved but was still negative in Europe, partially affected by the impact of SKU reductions.

Dressings delivered mid-single digit growth with positive price and volume. Hellmann's led growth supported by the relaunch of Plant Based Mayo and the launch of 4 new variants of Flavoured Mayo: Chipotle, Italian Herbs, Tajin, and Truffle.

Scratch Cooking Aids grew high-single digit. Knorr led growth as it continued to expand its multi-year 'Eat for Good' campaign, including superior Bouillon & Seasonings variants for both retail and foodservice. North America grew mid-single digit supported by the launch of ready-to-eat rice cups. Europe saw mid-single digit price growth fully offset by a decline in volume, while Latin America, Africa and North Asia all grew double-digit.

Unilever Food Solutions grew double-digit with high-single digit volume, led by strong growth in China against a soft comparator.

Ice Cream (12% of Q1 Group turnover)

In Ice Cream, our immediate strategic priority is to expand operating profit and global market share. We will do this by building the unmissable superiority of our brands, accelerating market development in emerging markets, continuing to lead the industry on innovation and premiumisation, and by stepping up our performance and productivity. In March, we announced the planned separation of Ice Cream which we expect to be completed by the end of 2025. The separation will create a world-leading business, operating in a highly attractive category with five of the top 10 selling global ice cream brands.

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
First Quarter	€1.8bn	2.3%	(0.9)%	3.2%	1.7%	-%	(1.4)%	2.7%

Ice Cream underlying sales grew 2.3% with 3.2% from price, partially offset by negative volume of (0.9)%.

In-home Ice Cream was flat with price offset by a decline in volume. Out-of-home Ice Cream grew mid-single digit driven by price.

Wall's grew mid-single digit with positive price and volume. Magnum declined low-single digit with price growth more than offset by a volume decline. We launched a new Magnum 'Pleasure Express' range with 3 variants: Euphoria, Wonder, and Chill. Ben & Jerry's and Cornetto grew low-single digit with positive volumes.

As we move into the main summer season, Ice Cream has made operational changes to drive improved productivity and investment behind our brands and innovations.

First Quarter Review: Geographical Areas

	First Quarter 2024
(unaudited)	Turnover	USG	UVG	UPG
Unilever	€15.0bn	4.4%	2.2%	2.2%
Asia Pacific Africa	€6.6bn	3.6%	2.4%	1.1%
The Americas	€5.5bn	5.8%	3.9%	1.8%
Europe	€2.9bn	4.0%	(1.5)%	5.5%

	First Quarter 2024
(unaudited)	Turnover	USG	UVG	UPG
Emerging markets	€9.0bn	5.4%	3.9%	1.4%
Developed markets	€6.0bn	3.0%	(0.3)%	3.3%
North America	€3.2bn	3.6%	1.4%	2.2%
Latin America	€2.3bn	9.5%	8.1%	1.3%

Asia Pacific Africa (44% of Q1 Group turnover)

Underlying sales growth was 3.6% with 2.4% from volume and 1.1% from price.

India grew 0.7% with low-single digit volume growth partially offset by negative price. Price reductions continued, driven by commodity deflation that primarily impacts Fabric Cleaning and Skin Cleansing bars. China grew mid-single digit driven by volume with a continued strong performance in our Unilever Food Solutions business. Underlying sales in Indonesia declined (4.7)%, reflecting the continued, but improving, impact of some Indonesian consumers avoiding multinational brands in response to the geopolitical situation in the Middle East.

Turkey delivered double-digit volume and price growth. Africa grew double-digit driven by price, with good volumes.

The Americas (37% of Q1 Group turnover)

Underlying sales grew 3.6% in North America with 2.2% from price and 1.4% from volume. Beauty & Wellbeing delivered strong, volume-led growth, driven by Prestige Beauty and Health & Wellbeing. Personal Care was flat as we lapped a particularly strong prior year comparator. Nutrition grew high-single digit led by mid-single digit volume. Ice Cream grew low single-digit led by volume with slightly negative price.

Underlying sales in Latin America grew 9.5% with strong volume growth of 8.1% and 1.3% from price. Growth was broad-based across all Business Groups, including double-digit volume growth in Beauty & Wellbeing, Personal Care and Home Care. Brazil grew high-single digit with double-digit volume led by strong growth in Dressings and Deodorants. Mexico grew double-digit with all Business Groups growing volume and price. Argentina continued to perform well in a difficult environment, with double-digit volume and price growth.

Europe (19% of Q1 Group turnover)

Underlying sales grew 4.0% with 5.5% from price and (1.5)% from volume. Home Care, Personal Care and Beauty & Wellbeing delivered strong growth with good volume and price growth. Ice Cream grew low-single digit led by price while Nutrition declined low-single digit driven by negative volume. The United Kingdom, France and Eastern Europe grew well with positive volumes while volumes remained negative in Germany and the Netherlands.

Segment Information - Business Groups
(unaudited)
First Quarter	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)
2023	3,089	3,397	3,173	3,349	1,742	14,750
2024	3,187	3,409	3,191	3,388	1,788	14,963
Change (%)	3.1	0.4	0.6	1.1	2.7	1.4
Impact of:
Acquisitions (%)	0.8	-	-	-	1.7	0.4
Disposals (%)	(2.5)	(2.7)	-	(0.5)	-	(1.3)
Currency-related items (%), of which:	(2.3)	(1.6)	(2.5)	(2.0)	(1.4)	(2.0)
Exchange rates changes (%)	(3.7)	(3.7)	(5.5)	(3.5)	(3.1)	(4.0)
Extreme price growth in hyperinflationary markets*	1.4	2.2	3.2	1.6	1.8	2.1
Underlying sales growth (%)	7.4	4.8	3.1	3.7	2.3	4.4
Price* (%)	1.7	3.4	(1.1)	4.1	3.2	2.2
Volume (%)	5.6	1.4	4.3	(0.4)	(0.9)	2.2
* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Segment Information - Geographical Areas

(unaudited)
First Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2023	6,793	5,245	2,712	14,750
2024	6,612	5,502	2,849	14,963
Change (%)	(2.7)	4.9	5.1	1.4
Impact of:
Acquisitions (%)	-	1.0	-	0.4
Disposals (%)	(0.3)	(3.2)	-	(1.3)
Currency-related items (%), of which:	(5.8)	1.4	1.1	(2.0)
Exchange rates changes (%)	(7.0)	(2.8)	1.1	(4.0)
Extreme price growth in hyperinflationary markets*	1.3	4.2	-	2.1
Underlying sales growth (%)	3.6	5.8	4.0	4.4
Price* (%)	1.1	1.8	5.5	2.2
Volume (%)	2.4	3.9	(1.5)	2.2
* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Dividends

The Board has declared a quarterly interim dividend for Q1 2024 of £0.3674 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 23 April 2024.

The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3674
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4268
Per Unilever PLC American Depositary Receipt:	US$0.4556
The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 23 April 2024.

US dollar cheques for the quarterly interim dividend will be mailed on 7 June 2024 to holders of record at the close of business on 17 May 2024.

The quarterly dividend calendar for the remainder of 2024 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q1 2024 Dividend	25 April 2024	16 May 2024	17 May 2024	07 June 2024
Q2 2024 Dividend	25 July 2024	08 August 2024	09 August 2024	06 September 2024
Q3 2024 Dividend	24 October 2024	07 November 2024	08 November 2024	06 December 2024

Non - GAAP measures

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below).

Underlying sales growth (USG)

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on page 6.

Underlying price growth (UPG)

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on page 6.

Underlying volume growth (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on page 6.
Cautionary Statement

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of the Unilever Group (the 'Group'). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms, and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's acceleration of its Growth Action Plan, Unilever's portfolio optimisation towards global or scalable brands, the capabilities and potential of such brands, the various aspects of the separation of Ice Cream and its future operational model, strategy, growth potential, performance and returns, Unilever's productivity programme, its impacts and cost savings over the next three years and operation dis-synergies from the separation of Ice Cream, the Group's emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current beliefs, expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's ability to successfully separate Ice Cream and realise the anticipated benefits of the separation; Unilever's ability to successfully execute and consummate its productivity programme in line with expected costs to achieve expected savings; Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2023 and the Unilever Annual Report and Accounts 2023.

Enquiries

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 78 2527 3767	lucila.zambrano@unilever.com	investor.relations@unilever.com
or	+44 77 7999 9683	jonathan.sibun@teneo.com
NL	+31 62 191 3705	kiran.hofker@unilever.com
or	+31 61 500 8293	fleur-van.bruggen@unilever.com

After the conference call on 25 April 2024 at 8:00 AM (UK time), the webcast of the presentation will be available at www.unilever.com/investor-relations/results-and-presentations/latest-results.

This Results Presentation has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.